FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PERMANENT FINANCING (NO. 4) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On March 12, 2004, Permanent Financing (No. 4) PLC (the “Issuer”) issued and sold certain notes under a Registration Statement on Form S-11 (File No. 333-111850).  In connection therewith, the Issuer is filing the exhibit annexed hereto as Annex A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 4) PLC
(Registrant)

Date 17th March 2004	/s/David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 17th March 2004	/s/David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 17th March 2004	/s/David Balai

By: David Balai
Title: Director

Annex A

The following exhibit is filed with reference to the Registration Statement on Form S-11 (File No. 333-111850) of Permanent Financing (No. 4) PLC, Permanent Funding (No. 1) Limited and Permanent Mortgages Trustee Limited.

Exhibit No.	Description of Exhibit

4.7	Issuer Trust Deed